July 26, 2006

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have acted as counsel to Splinternet Holdings, Inc. ("Splinternet" or the "Company") in connection with the share for share exchange of securities by the shareholders and warrantholders (the "Securityholders") of Splinternet Communications, Inc. ("SCI") for securities of the Company pursuant to that certain Share Exchange Agreement among Splinternet, SCI and the Securityholders, dated as of April 3, 2006 (the "Share Exchange Agreement"). We also acted as counsel to the Company in connection with its registration statement on Form SB-2, Securities and Exchange Commission ("SEC") file number 333-134658 (the "Registration Statement") filed with the SEC on June 1, 2006 and subsequent amendments to the Registration Statement filed thereafter. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Share Exchange Agreement in the form annexed as an Exhibit to the Registration Statement.

In rendering the opinion set forth herein, we have examined (i) the Share Exchange Agreement, (ii) all documents and agreements to be executed an delivered in connection with (i), (iii) the Certificate of Incorporation and By-Laws of the Company and (iv) resolutions of the board of directors and stockholders of the Company approving the transactions contemplated by the Share Exchange Agreement. Items (i)-(iv) are collectively referred to herein as the "Transaction Documents." We have also examined and relied upon such other matters of law, documents, certificates of public officials and representations of officers and other representatives of the Company as we have deemed relevant to the rendering of our opinion.

In rendering the opinion below, we have assumed, but not independently verified: (i) the genuineness of all signatures on original and certified documents (other than the signature of the Company on the Share Exchange Agreement and the Transaction Documents, to the extent a party thereto); and (ii) the conformity to original and certified documents of all copies submitted to us as conformed or photostatic copies.

Our knowledge of the Company and its legal and other affairs is limited by the scope of our engagement. We do not represent the Company with respect to all legal matters or issues.

We have conducted such legal and factual investigations and examinations as we have deemed necessary or advisable for purposes of rendering this opinion. We have further relied upon representations of the Company, the Securityholders and certain officers or directors of the Company and SCI as to certain factual matters referred to in the Share Exchange Agreement.

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To the extent that the opinion expressed below relate to any contract, agreement, instrument or other document which by its terms purports to be governed by the laws of any foreign jurisdiction other than the United States or the State of New York, our opinion is based solely upon our understanding of the plain language of any such contract, agreement, instrument or document. We express no opinion herein with respect to the meaning, interpretation, validity, binding nature or enforceability of any contract, agreement, instrument or other document which by its terms purports to be governed by the laws of any jurisdiction other than the United States or the State of New York or the General Corporation Law of the State of Delaware.

Based upon and subject to the foregoing and the other assumptions and limitations set forth herein, we are of the opinion that the exchange of securities of SCI for securities of the Company by the Securityholders pursuant to the terms and conditions of the Share Exchange Agreement was exempt under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") from the registration requirements in Section 5 of the Securities Act.

The opinion set forth in this letter is based upon the facts in existence and the laws in effect on the date hereof and we expressly disclaim any obligation to update our opinion herein, regardless of whether changes in such facts or laws come to our attention after delivery hereof.

The opinion expressed herein is subject to the following qualifications:

A. Our opinion above is subject to the effect of the following: (i) applicable bankruptcy, reorganization, insolvency, liquidation, readjustment of debt, moratorium, fraudulent conveyance, equitable subordination, and other similar laws affecting creditors' rights generally from time to time in effect, and (ii) state and federal public policies and principles of equity, regardless of whether considered in any equity proceeding or a proceeding at law, affecting rights, remedies and obligations provided in the Transaction Documents including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, the exercise of discretionary powers by any court before which specific performance, injunctive relief, the appointment of a receiver or other equitable remedies may be sought, and to possible judicial action giving effect to governmental actions or foreign laws affecting creditors' rights. Further, we express no opinion as to the following: (a) availability of any equitable or specific remedy upon breach of any of the covenants, warranties or other provisions contained therein or the other Transaction Documents or otherwise; (b) agreements to the jurisdiction of a particular court, to the waiver of the right to jury trial or to be served with process other than in accordance with express requirements of applicable law; (c) the enforceability of provisions establishing evidentiary standards, preventing or restricting the ability of any party to seek legal or equitable relief or to assert counterclaims, offsets, causes of action or defenses or limiting the ability of any party to plead matters or introduce matters into evidence; and (d) the enforceability of provisions purporting to reinstate obligations after discharge or disgorgement or after a determination that any such obligations were unenforceable.

B. We are admitted to the Bar of the State of New York and we express no opinion as to any other laws of any other jurisdiction, except the laws of the United States of America and the General Corporation Law of the State of Delaware.

C. To the extent that the opinion herein expressed relates to actions and events that are to be performed or may take place in the future, the opinion is generally qualified in that such opinion is based upon facts and conditions presently prevailing and laws and regulations presently in effect.

D. We have assumed as to each of the parties (other than the Company) to the Transaction Documents the following: (i) the due corporate or other existence of such party and the power and full legal right of such party under all applicable laws and regulations, without approvals, authorizations, consents or other orders of any public body or board, to execute, deliver and perform under the same; (ii) the due authorization, execution and delivery by such other party, and the legality, validity, binding character and enforceability as to such other party, of the same; and (iii) that such other party has all requisite power and authority, and has taken all necessary action, to enter into the Share Exchange Agreement and the Transaction Documents and to effect the transactions contemplated thereby, and has executed and delivered the Share Exchange Agreement and the Transaction Documents.

This opinion is limited to the matters expressly set forth herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

This opinion letter is being furnished to you solely in connection with your examination of the Registration Statement. Without our specific prior written consent, this opinion letter may not be utilized, quoted or relied upon by any person other than you or your counsel for any other purpose.

Very truly yours,

Feldman Weinstein & Smith LLP

FELDMAN WEINSTEIN & SMITH LLP